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        UNITED NEWVENTURES CLOSES SUCCESSFUL INITIAL OFFERING PERIOD
       AND PROVIDES FOR SUBSEQUENT OFFERING PERIOD IN ITS CASH TENDER
                           OFFER FOR MYPOINTS.COM


For Immediate Release

         CHICAGO, Ill., July 12, 2001 -- United NewVentures, Inc., a wholly owned subsidiary of UAL Corporation (NYSE: UAL) responsible for United Airlines' Internet initiatives and investments, announced today that at the expiration of the initial offering period yesterday for all outstanding shares of common stock of MyPoints.com, Inc. (Nasdaq: MYPT), its wholly owned subsidiary UNV Acquisition Corp. accepted for purchase all shares validly tendered and not withdrawn prior to the expiration of the offer at the price of $2.60 per share in cash.

         Based on preliminary information provided by Computershare Trust Company of New York, the depositary for the tender offer, prior to the expiration of the initial offering period at 12:00 midnight, July 11, 2001, approximately 36,510,424 shares of MyPoints.com common stock were tendered (including 4,645,316 shares tendered pursuant to procedures for guaranteed delivery) out of approximately 40,967,027 shares currently outstanding, or approximately 89.12% of all outstanding shares.

         United NewVentures also announced that UNV Acquisition Corp. has elected to provide for a subsequent offering period of five business days, commencing immediately, with a scheduled expiration of 5:00 p.m., New York City time, on Wednesday, July 18, 2001. All shares properly tendered during the subsequent offering period will be accepted, and tendering stockholders shall receive the same price of $2.60 per share in cash. No shares tendered in the initial offering period or in the subsequent offering period may be withdrawn after tender.

         Shares properly tendered during the subsequent offering period will be immediately accepted and promptly paid after such acceptance. Payment for shares tendered during the initial offering period and accepted will be made as promptly as practicable and, in the case of shares tendered by guaranteed delivery procedures, promptly after timely delivery of shares and required documentation. None of the conditions of the United NewVentures tender offer that applied to the initial offering period will apply to the subsequent offering period.

         If UNV Acquisition Corp. acquires, through the initial tender offer and the subsequent offering period, at least 90% of the total outstanding shares of MyPoints.com, UNV Acquisition Corp. intends to effect a "short-form" merger under Delaware law without action by any other stockholder. If UNV Acquisition Corp. does not acquire the shares necessary to reach the 90% level following all subsequent offerings, it intends to seek approval of a merger by a vote of stockholders held at a duly noticed meeting, where it will be able to approve the merger without the vote of any other stockholder. On the consummation of either a short-form or other merger, each remaining share of MyPoints.com's stock will be converted into the right to received $2.60 in cash and MyPoints.com will become a wholly owned subsidiary of United NewVentures.

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         MyPoints.com, Inc. is a leading provider of internet direct marketing services. The Company's flagship MyPoints( program features a True Opt-in( database of members and provides advertisers with an integrated suite of targeted media products--including HTML-enhanced email and dynamically-served Web offers. The Company has sales offices in cities nationwide. For detailed product information please call 1-800-890-9351, 212-699-8050, ext. 7702 from outside North America, or visit MyPoints.com at http://www.corpmypoints.com.

         United NewVentures, founded in October 2000, is a wholly owned subsidiary of UAL Corp. that was created to focus United Airlines internet initiatives and investments into one company. United NewVentures provides United Airlines' customers with the latest technologies and services for their business and leisure travel needs. These services are provided in part through www.united.com, the official Web site for United Airlines, which allows passengers to research flight, schedule and fare information and purchase travel on over 500 airlines worldwide.